Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Spirit Realty Capital, Inc. for the registration of shares of its common stock and preferred stock, depositary shares, warrants, rights and units and to the incorporation by reference therein of our report dated March 5, 2013, except for the Consolidated Statements of Operations, Note 11 “Discontinued Operations” and Note 14 “Loss Per Share” as to which the date is August 12, 2013, with respect to the consolidated financial statements and schedules of Old Spirit included in its Form 8-K/A, filed with the Securities and Exchange Commission on August 12, 2013.

/s/ Ernst & Young LLP

Phoenix, Arizona

November 8, 2013